Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0176
F: +1 202.637.3593

stevenboehm@
eversheds-sutherland.com

April 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: **Form 40-33 – Civil Action Documents Filed Against Capitala Finance Corp. et al. (File No. 814-01022)**

Ladies and Gentlemen:

On behalf of Capitala Finance Corp. (the "***Company***"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

- the class action complaint filed by Laurence Paskowitz, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Capitala Finance Corp., Joseph B. Alala III and Stephen A. Arnall, Defendants, in the United States District Court, Central District of California, involving the Company and certain officers and directors of the Company;

- the class action complaint filed by Stephanie Sandifer, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Capitala Finance Corp., Joseph B. Alala III and Stephen A. Arnall, Defendants, in the United States District Court, Central District of California, Western Division, involving the Company and certain officers and directors of the Company (the "***Sandifer Case***"); and

- the notice of voluntary dismissal without prejudice filed by the Plaintiff in the Sandifer Case, in the United States District Court, Western District of North Carolina, Charlotte Division.

EVERSHEDS
SUTHERLAND

If you have any questions regarding this submission, please do not hesitate to call Vlad M. Bulkin at (202) 383-0815 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Joseph B. Alala III, *Capitala Finance Corp.*
        Stephen A. Arnall, *Capitala Finance Corp.*
        Richard G. Wheelahan III, *Capitala Finance Corp.*
        Vlad M. Bulkin, *Eversheds Sutherland (US) LLP*

Laurence M. Rosen, Esq. (SBN 219683)
THE ROSEN LAW FIRM, P.A.
355 South Grand Avenue, Suite 2450
Los Angeles, CA 90071
Telephone: (213) 785-2610
Facsimile: (213) 226-4684
Email: lrosen@rosenlegal.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

LAURENCE PASKOWITZ, Individually and on behalf of all others similarly situated, Plaintiff, v. CAPITALA FINANCE CORP., JOSEPH B. ALALA III, and STEPHEN A. ARNALL, Defendants.	**Case No.** **CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Plaintiff Laurence Paskowitz ("Plaintiff"), individually and on behalf of all other persons similarly situated, by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and

Exchange Commission ("SEC") filings, wire and press releases published by and regarding Capitala Finance Corp. ("Capitala" or the "Company"), analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a federal securities class action on behalf of a class consisting of all persons and entities other than Defendants who purchased or otherwise acquired the publicly traded securities of Capitala from January 4, 2016 through August 7, 2017, both dates inclusive (the Class Period). Plaintiff seeks to recover compensable damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 10b-5 promulgated thereunder.

2.   Capitala Finance Corp. is a business development company that invests primarily in first and second liens, subordinated debt and, to a lesser extent, equity securities issued by lower and traditional middle-market companies.

3.   Capitala Investment Advisors, LLC ("Capitala Investment Advisors") manages the Company's investment activities. The Company's Board of Directors supervises the Company's investment activities.

4.   The Company's executive officers are part of Capitala Investment Advisors' management team.

5.   Under the Company's investment advisory agreement with Capitala Investment Advisors (the "Investment Advisory Agreement"), the Company pays Capitala Investment Advisors an annual base management fee based on the Company's gross assets as well as an incentive fee based on the Company's performance.

6.   On January 4, 2016, the Company announced that Capitala Investment Advisors agreed to voluntarily waive its quarterly incentive fee.

7.   Throughout the Class Period, Defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, and prospects. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (1) Capitala Investment Advisors had been losing professional talent in both underwriting and portfolio management due to the waiving of its incentive fee; (2) such loss of talent negatively impacted the quality of the Company's investment portfolio; and (3) as a result, the Company's public statements were materially false and misleading at all relevant times.

8.   On August 7, 2017, the Company revealed during aftermarket hours that six of its investments were on non-accrual status—twice as many as it had the previous quarter.

9.   On August 8, 2017, Defendant Alala revealed that Capitala Investment Advisors had been losing professional talent in underwriting and portfolio management since waiving its incentive fee, which gave rise to a rising number of nonaccrual investments.

10.   On this news, shares of the Company fell $3.82 per share over the next three trading days or approximately 30% to close at $8.99 per share on August 10, 2017, damaging investors.

11.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

JURISDICTION AND VENUE

12.   The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the Exchange Act (15 U.S.C. §§78j(b) and §78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

13. This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §1331 and §27 of the Exchange Act.

14. Venue is proper in this judicial district pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b) as the Company conducts business within this judicial district.

15. In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

16. Plaintiff, as set forth in the accompanying Certification, purchased the Company's securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosure.

17. Defendant Capitala is an externally managed non-diversified closed-end management investment company that has elect to be treated as a business development company under the Investment Company Act of 1940. The Company is incorporated in Maryland and maintains an office at 9465 Wilshire Blvd, Suite 300, Beverly Hills, California. The Company's securities are traded on NASDAQ Global Select Market ("NASDAQ") under the ticker symbol CPTA.

18. Defendant Joseph B. Alala III ("Alala") has been the Company's Chairman and Chief Executive Officer throughout the Class Period. Defendant Alala has also been the managing partner and chief investment officer of Capitala Investment Advisors.

19. Defendant Stephen A. Arnall ("Arnall") has been the Company's Chief Financial Officer throughout the Class Period. Defendant Arnall is also a member of Capitala Investment Advisors' management team.

20.   Defendants Alala and Arnall are sometimes referred to herein as the Individual Defendants.

21.   Each of the Individual Defendants:

(a)   directly participated in the management of the Company;

(b)   was directly involved in the day-to-day operations of the Company at the highest levels;

(c)   was privy to confidential proprietary information concerning the Company and its business and operations;

(d)   was directly or indirectly involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein;

(e)   was directly or indirectly involved in the oversight or implementation of the Company's internal controls;

(f)   was aware of or recklessly disregarded the fact that the false and misleading statements were being issued concerning the Company; and/or

(g)   approved or ratified these statements in violation of the federal securities laws.

22.   The Company is liable for the acts of the Individual Defendants and its employees under the doctrine of *respondeat superior* and common law principles of agency because all of the wrongful acts complained of herein were carried out within the scope of their employment.

23.   The scienter of the Individual Defendants and other employees and agents of the Company is similarly imputed to the Company under *respondeat superior* and agency principles.

24.   The Company and the Individual Defendants are referred to herein, collectively, as the Defendants.

SUBSTANTIVE ALLEGATIONS

Background

25.   Capitala invests primarily in traditional mezzanine, senior subordinated and unitranche debt, as well as senior and second-lien loans and, to a lesser extent, equity securities issued by smaller and lower middle-market companies.

26.   The Company has no employees. Capitala Investment Advisors manages the Company and Capitala Advisors Corp. provides the administrative services necessary for the Company to operate.

27.   According to the Company's most recent annual proxy statement, Capitala Investment Advisor's management team is comprised of Defendant Alala, Defendant Arnall, John F. McGlinn ("McGlinn), the Company's Chief Operating Officer and Hunt Broyhill ("Broyhill"), a member of the Company's Board of Directors.

28.   Defendant Alala, McGlinn, and Broyhill serve as Capitala Investment Advisor's investment committee.

29.   On September 24, 2013, the Company entered into the Investment Advisory Agreement with Capitala Investment Advisors, which the Company's Board of Directors initially approved on June 10, 2013 and reapproved on August 6, 2015.

30.   Pursuant to the Investment Advisory Agreement, the Company pays a fee for Capitala Investment Advisors' investment advisory and management services consisting of two components — a base management fee and an incentive fee.

31.   The base management fee is calculated at an annual rate of 1.75% of the Company's gross assets.

32.   The incentive fee has two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of the Company's pre-incentive fee

net investment income for the immediately preceding quarter, subject to a 2.0% preferred return, or hurdle, and a catch up feature.

33.   The second part is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement) in an amount equal to 20.0% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Materially False and Misleading Statements

34.   On January 4, 2016, the Company issued a press release announcing the waiver of Capitala Investment Advisors' incentive fees, stating in part:

Incentive Fee Waiver

Capitala Investment Advisors, LLC, the Company's external investment adviser (the Adviser), has voluntarily agreed to waive all or such portion of the quarterly incentive fees earned by the Advisor that would otherwise cause the Company's quarterly net investment income to be less than the distribution payments declared by the Company's Board of Directors. Quarterly incentive fees are earned by the Adviser pursuant to the Investment Advisory Agreement between the Company and the Adviser. Incentive fees subject to the waiver cannot exceed the amount of incentive fees earned during the period, as calculated on a quarterly basis. The Adviser will not be entitled to recoup any amount of incentive fees that it waives. This waiver will be effective for the fourth quarter of 2015 and will continue for 2016, unless otherwise publicly disclosed by the Company.

The Company's Chairman and CEO, Joseph B. Alala, III, added, In light of continued pressure on net investment income caused by non-performing investments, mostly related to energy, we have agreed to waive incentive fees to help support distribution coverage. Management, which as a group is the Company's largest shareholder, continues to be focused on doing the right thing and maintaining proper alignment with shareholders.

7

35.   On March 8, 2016, the Company filed its annual report for the fiscal year ended December 31, 2015 on Form 10-K (the "2015 10-K") with the SEC, which provided the Company's annual financial results and position. The 2015 10-K was signed by Defendants Alala and Arnall. The 2015 10-K also contained signed certifications pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") by Defendants Alala and Arnall attesting to the accuracy of financial reporting, the disclosure of any material changes to the Company's internal controls over financial reporting, and the disclosure of all fraud.

36.   The 2015 10-K stated the following regarding Capitala Investment Advisors:

OUR INVESTMENT ADVISOR

We are managed by the Investment Advisor, whose investment team members have significant and diverse experience financing, advising, operating and investing in smaller and lower middle-market companies. Moreover, ***our Investment Advisor's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring 114 portfolio companies totaling more than $980 million of invested capital from 2000 through December 31, 2015.*** The Investment Advisor's investment team also manages CapitalSouth Partners SBIC Fund IV, L.P. ("Fund IV"), a private investment limited partnership providing financing solutions to companies that generate between $5 million and $50 million in annual revenues and have between $1 million and $5 million in annual EBITDA. Fund IV had its first closing in March 2013 and obtained SBA approval for its SBIC license in April 2013. In addition to Fund IV, affiliates of the Investment Advisor manage several affiliated funds. We will not co-invest in transactions with other entities affiliated with the Investment Advisor unless we obtain an exemptive order from the SEC, for which we have applied, or do so in accordance with existing regulatory guidance. We do not expect to make co-investments, or otherwise compete for investment opportunities, with Fund IV because its focus and investment strategy differ from our own.

Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, president, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as thirteen other investment professionals.

Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in smaller and lower middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

(Emphasis added).

37.   The 2015 10-K also stated the following regarding its dependence on Capitala Investment Advisors to attract and retain professional talent:

Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.

Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market.

Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which it competes for experienced personnel, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, have greater resources than it will have.

38.   On March 8, 2016, the Company also filed its annual proxy statement on Form DEF 14A with the SEC (the "2016 Proxy"), which stated the following regarding Capitala Investment Advisor:

On September 24, 2013, the Company entered into an Investment Advisory Agreement with our Investment Advisor, which was initially approved by the Board of Directors of the Company on June 10, 2013. Unless earlier terminated in accordance with its terms, the Investment Advisory Agreement will remain in effect if approved annually by our Board of Directors or by a majority of our outstanding voting securities, including, in either case, by a majority of our non-interested directors. The Investment Advisory Agreement was re-approved by the Board of Directors of the Company, including by a majority of our non-interested directors, on August 6, 2015. Subject to the overall supervision of our Board, our Investment Advisor manages our day-to-day operations, and provides investment advisory and management services to us. In its consideration of the re-approval of the Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things:

• the nature, quality and extent of the advisory and other services to be provided to us by Capitala Investment Advisors;

• *comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives;*

• *our historical and projected operating expenses and expense ratio compared to BDCs with similar investment objectives;*

- any existing and potential sources of indirect income to Capitala Investment Advisors or Capitala Advisors Corp. from their relationships with us and the profitability of those relationships, including through the Advisory Agreement and the Administration Agreement;

- ***information about the services to be performed and the personnel performing such services under the Advisory Agreement;***

- the organizational capability and financial condition of Capitala Investment Advisors and its affiliates;

- Capitala Investment Advisors' practices regarding the selection and compensation of brokers that may execute our portfolio transactions and the brokers' provision of brokerage and research services to Capitala Investment Advisors; and

- the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

(Emphasis added).

39.   On March 7, 2017, the Company filed its annual report for the fiscal year ended December 31, 2016 on Form 10-K (the "2016 10-K") with the SEC, which provided the Company's annual financial results and position. The 2016 10-K was signed by Defendants Alala and Arnall. The 2016 10-K also contained signed SOX certifications by Defendants Alala and Arnall attesting to the accuracy of financial reporting, the disclosure of any material changes to the Company's internal controls over financial reporting, and the disclosure of all fraud.

40.   The 2016 10-K stated the following regarding Capitala Investment Advisors:

OUR INVESTMENT ADVISOR

We are managed by the Investment Advisor, whose investment team members have significant and diverse experience financing, advising, operating and investing in lower middle-market and middle-market companies. Moreover*, our Investment Advisor's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring 121 portfolio companies totaling more than $1.1 billion of invested capital from 2000 through December 31, 2016.* The Investment Advisor's investment team also manages CapitalSouth Partners SBIC Fund IV, L.P. ("Fund IV"), a private investment limited partnership providing financing solutions to smaller and lower middle-market companies. Fund IV had its first closing in March 2013 and obtained SBA approval for its SBIC license in April 2013. In addition to Fund IV, affiliates of the Investment Advisor may manage several affiliated funds whereby institutional limited partners in Fund IV have the opportunity to co-invest with Fund IV in portfolio investments. An affiliate of the Investment Advisor also manages Capitala Private Credit Fund V, L.P. ("Fund V"); a private investment limited partnership providing financing solutions to the lower middle-market and traditional middle-market. The Investment Advisor and its affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, with ours. To the extent permitted by the 1940 Act and interpretation of the SEC staff, the Investment Advisor and its affiliates may determine that an investment is appropriate for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, the Investment Advisor or its affiliates may determine that we should invest side-by-side with one or more other funds. Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Investment Advisor's allocation procedures. We do not expect to make co-investments, or otherwise compete for investment opportunities, with Fund IV because its focus and investment strategy differs from our own. However, we do expect to make, and have made, co-investments with Fund V given its similar investment strategy.

On September 10, 2015, we, Fund II, Fund III, Fund V, and the Investment Advisor filed an application for exemptive relief with the

SEC to permit an investment fund and one or more affiliated investment funds, including future affiliated investment funds, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under the 1940 Act. On June 1, 2016, the SEC issued an order permitting this relief. This exemptive relief is subject to certain conditions designed to ensure that the participation by one investment fund in a co-investment transaction would not be on a basis different from or less advantageous than that of other affiliated investment funds.

Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a member of the Board and a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as eleven other investment professionals.

Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in lower middle-market and traditional middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

(Emphasis added).

41.   The 2016 10-K also stated the following regarding its dependence on Capitala Investment Advisors to attract and retain professional talent:

> ***Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.***
>
> Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which the Investment Advisor competes for experienced personnel, including investment funds (such as private equity funds, credit funds and mezzanine funds) and traditional financial services companies, have greater resources than the Investment Advisor has.

42.   On March 20, 2017, the Company also filed its annual proxy statement on Form DEF 14A with the SEC (the "2017 Proxy"), which stated the following regarding Capitala Investment Advisor:

> The Investment Advisory Agreement was re-approved by the Board of Directors of the Company, including by a majority of our non-interested directors, at an in-person meeting held on August 4, 2016. In its consideration of the re-approval of the Investment Advisory Agreement, the Board of Directors reviewed a significant amount of information and considered and concluded, among other things:
>
> •   The nature, extent and quality of advisory and other services provided by Capitala Investment Advisors, including information about the investment performance of the Company relative to its stated objectives and in comparison to the performance of the Company's peer group and relevant market indices, and concluded that such advisory and other services are

satisfactory and the Company's investment performance is reasonable;

- ***The experience and qualifications of the personnel providing such advisory and other services, including information about the backgrounds of the investment personnel, the allocation of responsibilities among such personnel and the process by which investment decisions are made, and concluded that the investment personnel of Capitala Investment Advisors have extensive experience and are well qualified to provide advisory and other services to the Company;***

- ***The current fee structure, the existence of any fee waivers, and the Company's anticipated expense ratios in relation to those of other investment companies having comparable investment policies and limitations, and concluded that the current fee structure is reasonable;***

- The advisory fees charged by Capitala Investment Advisors to the Company and comparative data regarding the advisory fees charged by other investment advisers to business development companies with similar investment objectives, and concluded that the advisory fees charged by Capitala Investment Advisors to the Company are reasonable;

- ***The direct and indirect costs, including for personnel and office facilities, that are incurred by Capitala Investment Advisors and its affiliates in performing services for the Company and the basis of determining and allocating these costs, and concluded that the direct and indirect costs, including the allocation of such costs, are reasonable;***

- ***Possible economies of scale arising from the Company's size and/or anticipated growth, and the extent to which such economies of scale are reflected in the advisory fees charged by Capitala Investment Advisors to the Company, and concluded that some economies of scale may be possible in the future;***

- Other possible benefits to Capitala Investment Advisors and its affiliates arising from their relationships with the Company, and concluded that any such other benefits were not material to Capitala Investment Advisors and its affiliates; and
- Possible alternative fee structures or bases for determining fees, and concluded that the Company's current fee structure and bases for determining fees are satisfactory.

(Emphasis added).

43.   The statements referenced in ¶¶ 34-42 above were materially false and/or misleading because they misrepresented and failed to disclose the following adverse facts pertaining to the Company's business, operational and financial results, which were known to Defendants or recklessly disregarded by them. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (1) Capitala Investment Advisors had been losing professional talent in both underwriting and portfolio management due to the implementation of the incentive fee waiver; (2) such loss of talent negatively impacted the quality of the Company's investment portfolio; and (3) as a result, the Company's public statements were materially false and misleading at all relevant times.

The Truth Emerges

44.   On August 7, 2017, the Company issued a press release during aftermarket hours announcing its results for the second quarter of 2017. The Company disclosed that that six of its investments were on non-accrual status—twice as many as it had the previous quarter.

45.   On August 8, 2017, the Company held an earnings conference call for the second quarter of 2017. During the call, Defendant Alala revealed that the Company had been losing professional talent due to the waiving of the incentive fee, stating in part:

As far as waive, we've waived million [sic] since we first announced it early 2016. We always want to look at the waiver as an alignment vehicle but we also need to realize that you have to have a cohesive team to address some issues. ***So we did experienced some slight professionals in '15 and '16 when we began waiving fees.*** We have recently, over the past few months, re-staffed six to seven people that we just announced last week or two. And we actually have plans to add more to the portfolio side. So we will always look at the waiver in sort of a best interest mindset. ***But sometimes the best interest is to commit more resources to maybe the portfolio and doing things that's going to grow NAV and ultimately grow earnings versus waiving fees and been short-term focus.*** So we'll look at it. But like you said, we didn't have any fee to waive this quarter. But we'll look it at on a quarter-by-quarter basis. But ultimately, we got to make a decision on what is the best use of our limited resources and how is that ultimately going to affect our NAV and our earnings, because you don't want to be short sighted there.

(Emphasis added).

46.   During the call, Defendant Alala also acknowledged that the rising number of nonaccrual investments was connected to the loss in underwriting and portfolio management talent in the following exchange with an analyst:

Ryan Lynch

And then moving to just the underwriting process and maybe even portfolio management. I mean, in the past, maybe two years ago, call it, some of the credit issues were primarily surrounding energy investment as you look at the current non-accruals today, is a pretty wide variety of mix of different industries. And Jack you talked about there are couple, maybe one-off type events that resulted in these individual companies going on non-accrual. But if you step back and look at several different investments in several different industries on non-accrual today. ***So I just wanted to have you guys give some commentary on, are there any changes that you guys are internally reviewing about the investment process that can help prevent some of these non-accruals, going forward?*** I know you guys hired, I think, six new folks a month ago or so, so any commentary or color if you can provide on the investment process. How you guys are internally looking at that, given the current non-accrual situation, any improvements you guys are looking to make to that?

Joe Alala

I'm going to answer the first part and then Jack to the second part. *The first part is, and this goes back to your comment on fee waiver. It is always unintended consequence of sometimes pursuing what you think is a right action. When we begin waive of fees, we did lose significant loss of professionals in both underwriting and portfolio that mainly occurs in the '15 through when we start hiring again last December. So we did have a drain of talent, a lot of people that had underwritten some deals, were no longer at the firm.*

So we have overhauled our entire investment process from underwriting to, which is involved of active portfolio management. And we did that and we beefed-up all the thresholds that we just announced. *And we've changed all our internal processes. And big part of the change we have add bodies to it to make it work which we have done. But we have basically changed all of our processes, improved and added the bodies to and then committed the resources to them.* And with that, what would you add to that Jack?

(Emphasis added).

47.   On these news, shares of the Company fell $3.82 per share over the next three trading days or approximately 30% to close at $8.99 per share on August 10, 2017, damaging investors.

48.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiff and other Class members have suffered significant losses and damages.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

49.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all those

who purchased or otherwise acquired the publicly traded securities of Capitala during the Class Period (the "Class") and were damaged upon the revelation of the alleged corrective disclosure. Excluded from the Class are Defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

50.   The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, the Company's securities were actively traded on NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Company or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

51.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

52.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

53.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)   whether Defendants' acts as alleged violated the federal securities laws;

(b)   whether Defendants' statements to the investing public during the Class Period misrepresented material facts about the financial condition, business, operations, and management of the Company;

(c)   whether Defendants' statements to the investing public during the Class Period omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d)   whether the Individual Defendants caused the Company to issue false and misleading SEC filings and public statements during the Class Period;

(e)   whether Defendants acted knowingly or recklessly in issuing false and misleading SEC filings and public statements during the Class Period;

(f)   whether the prices of the Company's securities during the Class Period were artificially inflated because of the Defendants' conduct complained of herein; and

(g)   whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

54.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

55.   Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

(a)   Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

(b)   the omissions and misrepresentations were material;

(c)   the Company's securities are traded in efficient markets;

(d)   the Company's securities were liquid and traded with moderate to heavy volume during the Class Period;

(e)   the Company traded on NASDAQ, and was covered by multiple analysts;

(f)   the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; Plaintiff and members of the Class purchased and/or sold the Company's securities between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts; and

(g)   Unexpected material news about the Company was rapidly reflected in and incorporated into the Company's stock price during the Class Period.

56.   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

57.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

COUNT I

**Violation of Section 10(b) of The Exchange Act and Rule 10b-5
Against All Defendants**

58.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

59.   This Count is asserted against the Company and the Individual Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

60.   During the Class Period, the Company and the Individual Defendants, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

61.   The Company and the Individual Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they: employed devices, schemes and artifices to defraud; made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or engaged in acts, practices and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of the Company's securities during the Class Period.

62.   The Company and the Individual Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of the Company were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the

securities laws. These defendants by virtue of their receipt of information reflecting the true facts of the Company, their control over, and/or receipt and/or modification of the Company's allegedly materially misleading statements, and/or their associations with the Company which made them privy to confidential proprietary information concerning the Company, participated in the fraudulent scheme alleged herein.

63.   Individual Defendants, who are the senior officers and/or directors of the Company, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Plaintiff and the other members of the Class, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel of the Company to members of the investing public, including Plaintiff and the Class.

64.   As a result of the foregoing, the market price of the Company's securities was artificially inflated during the Class Period. In ignorance of the falsity of the Company's and the Individual Defendants' statements, Plaintiff and the other members of the Class relied on the statements described above and/or the integrity of the market price of the Company's securities during the Class Period in purchasing the Company's securities at prices that were artificially inflated as a result of the Company's and the Individual Defendants' false and misleading statements.

65.   Had Plaintiff and the other members of the Class been aware that the market price of the Company's securities had been artificially and falsely inflated by the Company's and the Individual Defendants' misleading statements and by the material adverse information which the Company's and the Individual Defendants did not disclose, they would not have purchased the Company's securities at the artificially inflated prices that they did, or at all.

66.   As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

67.   By reason of the foregoing, the Company and the Individual Defendants have violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of the Company's securities during the Class Period.

COUNT II

Violation of Section 20(a) of The Exchange Act
Against The Individual Defendants

68.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

69.   During the Class Period, the Individual Defendants participated in the operation and management of the Company, and conducted and participated, directly and indirectly, in the conduct of the Company's business affairs. Because of their senior positions, they knew the adverse non-public information regarding the Company's business practices.

70.   As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Company's financial condition and results of operations, and to correct promptly any public statements issued by the Company which had become materially false or misleading.

71.   Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which the Company disseminated in the marketplace during the Class Period. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause the

1 Company to engage in the wrongful acts complained of herein. The Individual
2 Defendants therefore, were controlling persons of the Company within the
3 meaning of Section 20(a) of the Exchange Act. In this capacity, they participated
4 in the unlawful conduct alleged which artificially inflated the market price of the
5 Company's securities.

6   72.   Each of the Individual Defendants, therefore, acted as a controlling
7 person of the Company. By reason of their senior management positions and/or
8 being directors of the Company, each of the Individual Defendants had the power
9 to direct the actions of, and exercised the same to cause, the Company to engage
10 in the unlawful acts and conduct complained of herein. Each of the Individual
11 Defendants exercised control over the general operations of the Company and
12 possessed the power to control the specific activities which comprise the primary
13 violations about which Plaintiff and the other members of the Class complain.

14   73.   By reason of the above conduct, the Individual Defendants are liable
15 pursuant to Section 20(a) of the Exchange Act for the violations committed by the
16 Company.

17   **PRAYER FOR RELIEF**

18   WHEREFORE, Plaintiff demands judgment against Defendants as follows:

19   A.   Determining that the instant action may be maintained as a class
20 action under Rule 23 of the Federal Rules of Civil Procedure, and certifying
21 Plaintiff as the Class representative;

22   B.   Requiring Defendants to pay damages sustained by Plaintiff and the
23 Class by reason of the acts and transactions alleged herein;

24   C.   Awarding Plaintiff and the other members of the Class prejudgment
25 and post-judgment interest, as well as their reasonable attorneys' fees, expert fees
26 and other costs; and

27   D.   Awarding such other and further relief as this Court may deem just
28 and proper.

DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: December 28, 2017   Respectfully submitted,

                                            THE ROSEN LAW FIRM, P.A.

                                            By: /s/ Laurence Rosen
                                            Laurence M. Rosen, Esq. (SBN 219683)
                                            355 S. Grand Avenue, Suite 2450
                                            Los Angeles, CA 90071
                                            Telephone: (213) 785-2610
                                            Facsimile: (213) 226-4684
                                            Email: lrosen@rosenlegal.com

                                            Counsel for Plaintiff

CERTIFICATION

The individual or institution listed below (the "Plaintiff") authorizes The Rosen Law Firm, P.A. to file an action or amend a current action under the federal securities laws to recover damages and to seek other relief against the present and former officers and directors of Capitala Finance Corp. ("Capitala"). The Rosen Law Firm, P.A. agrees to prosecute the action on a contingent fee basis not to exceed one-third of any recovery and will advance all costs and expenses. Any legal fees and expenses will be determined by, and payable, only upon order of the U.S. District Court.

Plaintiff declares, as to the claims asserted under the federal securities laws, that:

1.   I have reviewed the complaint against Capitala's current and former officers and directors and I retain the Rosen Law Firm, P.A. as counsel in this action for all purposes.

2.   I did not engage in transactions in the securities that are the subject of this action at the direction of Plaintiff's counsel or in order to participate in this or any other litigation under the securities laws of the United States.

3.   I am willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial.

4.   The following is a list of all of the purchases and sales I have made in Capitala securities during the class period set forth in the complaint. I have made no transactions during the class period in the debt or equity securities that are the subject of this lawsuit except those set forth below.

Number of Shares Purchased or Sold	Date(s) Purchased	Price Paid Per Share	Date(s) Sold (if applicable)	Price Sold Per Share
See attached		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$

PLEASE FAX CERTIFICATION TO ROSEN LAW FIRM at (212) 202-3827
OR EMAIL TO INFO@ROSENLEGAL.COM OR SEND BY U.S. MAIL TO:
THE ROSEN LAW FIRM P.A.
275 MADISON AVENUE, 34th FLOOR
NEW YORK, NY 10016

5. I have not, within the three years preceding the date of this certification, sought to serve or served as a representative party on behalf of a class in an action involving alleged violations of the federal securities laws, except: for the following company(ies):

6. I will not accept any payment for serving as a representative party beyond my pro rata share of any recovery, except reasonable costs and expenses, such as travel expenses and lost wages directly related to the class representation, as ordered or approved by the court pursuant to law.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 27 day of December, 2017.

Signature: [signature]
Name: Laurence Paskowitz
Address:

Phone:
E-mail:

Item. 4 (continue from prior page if needed)

Number of Shares Purchased or Sold	Date(s) Purchased	Price Paid Per Share	Date(s) Sold (if applicable)	Price Sold Per Share
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$
		$		$

PLEASE FAX CERTIFICATION TO ROSEN LAW FIRM at (212) 202-3827
OR EMAIL TO INFO@ROSENLEGAL.COM OR SEND BY U.S. MAIL TO:
THE ROSEN LAW FIRM P.A.
275 MADISON AVENUE, 34th FLOOR
NEW YORK, NY 10016

2

Laurence Paskowitz's Transactions in
Capitala Finance Corp. (CPTA)

Date	Transaction Type	Quantity	Unit Price
11/23/2016	Bought	1,200	$12.1382

POMERANTZ LLP
Jennifer Pafiti (SBN 282790)
468 North Camden Drive
Beverly Hills, CA 90210
Telephone: (818) 532-6499
E-mail: jpafiti@pomlaw.com
- *additional counsel on signature page* -

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
WESTERN DIVISION

STEPHANIE SANDIFER, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. CAPITALA FINANCE CORP., JOSEPH B. ALALA III, and STEPHEN A. ARNALL, Defendants	Case No. **CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** JURY TRIAL DEMANDED

Plaintiff Stephanie Sandifer ("Plaintiff"), individually and on behalf of all other

persons similarly situated, by her undersigned attorneys, for her complaint against

Defendants (defined below), alleges the following based upon personal knowledge as to

Plaintiff and her own acts, and information and belief as to all other matters, based upon,

inter alia, the investigation conducted by and through her attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Capitala Finance Corporation ("Capitala" or the "Company"), analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   This is a federal securities class action on behalf of a class consisting of all persons other than Defendants who purchased or otherwise acquired common shares of Capitala between January 4, 2016 and August 7, 2017, both dates inclusive (the "Class Period"). Plaintiff seeks to recover compensable damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder.

2.   Capitala Finance Corp. is a business development company that invests primarily in first and second liens, subordinated debt and, to a lesser extent, equity securities issued by lower and traditional middle-market companies.

2

3.   Founded in 2013, the Company is headquartered in Charlotte, North Carolina, and its stock trades on the NASDAQ Global Select Market ("NASDAQ") under the ticker symbol "CPTA."

4.   Capitala Investment Advisors, LLC ("Capitala Investment Advisors") manages the Company's investment activities. The Company's Board of Directors supervises the Company's investment activities. The Company's executive officers are part of Capitala Investment Advisors' management team.

5.   Under the Company's investment advisory agreement with Capitala Investment Advisors (the "Investment Advisory Agreement"), the Company pays Capitala Investment Advisors an annual base management fee based on the Company's gross assets as well as an incentive fee based on the Company's performance.

6.   On January 4, 2016, the Company announced that Capitala Investment Advisors agreed to voluntarily waive its quarterly incentive fee.

7.   Throughout the Class Period, Defendants made materially false and misleading statements regarding the Company's business, operational and compliance policies. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) Capitala Investment Advisors had been losing professional talent in both underwriting and portfolio management due to the waiving of its incentive fee; (ii) such loss of talent negatively impacted the quality of the Company's investment

portfolio; and (iii) as a result, Capitala's public statements were materially false and misleading at all relevant times.

8.   On August 7, 2017, the Company revealed during aftermarket hours that six of its investments were on non-accrual status—twice as many as in the previous quarter.

9.   On August 8, 2017, the Company's Chief Executive Officer ("CEO") Joseph B. Alala III ("Alala") revealed that Capitala Investment Advisors had been losing professional talent in underwriting and portfolio management since waiving its incentive fee, which resulted in a rising number of nonaccrual investments.

10.   On this news, shares of the Company fell $3.82 per share, or approximately 30%, over the next three trading days to close at $8.99 per share on August 10, 2017, damaging investors.

11.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's common shares, Plaintiff and other Class members have suffered significant losses and damages.

JURISDICTION AND VENUE

12.   The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the Exchange Act (15 U.S.C. §§78j(b) and §78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

13.   This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §1331 and §27 of the Exchange Act.

14.   Venue is proper in this Judicial District pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b) as the Company conducts business within this Judicial District.

15.   In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

16.   Plaintiff, as set forth in the accompanying Certification, purchased Capitala securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosure.

17.   Defendant Capitala is incorporated in Maryland, and the Company's principal executive office is located at 4201 Congress Street, Suite 360, Charlotte, North Carolina 28209, and maintains an office at 9465 Wilshire Boulevard, Suite 300, Beverly Hills, California 90211.   Capitala's common stock trades on the NASDAQ under the ticker symbol "CPTA."

18.   Defendant Joseph B. Alala III has served at all relevant times as the Company's Chairman and CEO, and has also served as the managing partner and chief investment officer of Capitala Investment Advisors.

19.   Defendant Stephen A. Arnall ("Arnall") has served at all relevant times as the Company's Chief Financial Officer ("CFO"), and is also a member of Capitala Investment Advisors' management team.

20.   The Defendants referenced above in ¶¶ 18-19 are sometimes referred to herein as the "Individual Defendants."

21.   The Individual Defendants possessed the power and authority to control the contents of Capitala's SEC filings, press releases, and other market communications. The Individual Defendants were provided with copies of the Company's SEC filings and press releases alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or to cause them to be corrected. Because of their positions with the Company, and their access to material information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public, and that the positive representations being made were then materially false and misleading. The Individual Defendants are liable for the false statements and omissions pleaded herein.

SUBSTANTIVE ALLEGATIONS

<u>Background</u>

22.   Capitala invests primarily in traditional mezzanine, senior subordinated and unitranche debt, as well as senior and second-lien loans and, to a lesser extent, equity securities issued by smaller and lower middle-market companies.

23.   The Company has no employees. Capitala Investment Advisors manages the Company and Capitala Advisors Corp. provides the administrative services necessary for the Company to operate.

24.   According to the Company's most recent annual proxy statement, Capitala Investment Advisor's management team is comprised of Defendant Alala, Defendant Arnall, John F. McGlinn ("McGlinn), the Company's Chief Operating Officer and Hunt Broyhill ("Broyhill"), a member of the Company's Board of Directors.

25.   Defendants Alala, McGlinn, and Broyhill serve as Capitala Investment Advisor's investment committee.

26.   On September 24, 2013, the Company entered into the Investment Advisory Agreement with Capitala Investment Advisors, which the Company's Board of Directors initially approved on June 10, 2013 and reapproved on August 6, 2015.

27.   Pursuant to the Investment Advisory Agreement, the Company pays a fee for Capitala Investment Advisors' investment advisory and management services consisting of two components — a base management fee and an incentive fee.

28.   The base management fee is calculated at an annual rate of 1.75% of the Company's gross assets.

29.   The incentive fee has two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of the Company's pre-incentive fee net investment income for the immediately preceding quarter, subject to a 2.0% preferred return, or hurdle, and a catch up feature.

30.   The second part is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement) in an amount equal to 20.0% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Materially False and Misleading Statements Issued During the Class Period

31.   The Class Period begins on January 4, 2016, when the Company issued a press release entitled "Capitala Finance Corp. Announces Distributions, Waiver of Incentive Fees," announcing the waiver of Capitala Investment Advisors' incentive fees, stating in part:

> **Incentive Fee Waiver**
>
> Capitala Investment Advisors, LLC, the Company's external investment adviser (the Adviser), has voluntarily agreed to waive all or such portion of the quarterly incentive fees earned by the Advisor that would otherwise cause the Company's quarterly net investment income to be less than the distribution payments declared by the Company's Board of Directors. Quarterly incentive fees are earned by

the Adviser pursuant to the Investment Advisory Agreement between the Company and the Adviser. Incentive fees subject to the waiver cannot exceed the amount of incentive fees earned during the period, as calculated on a quarterly basis. The Adviser will not be entitled to recoup any amount of incentive fees that it waives. This waiver will be effective for the fourth quarter of 2015 and will continue for 2016, unless otherwise publicly disclosed by the Company.

The Company's Chairman and CEO, Joseph B. Alala, III, added, In light of continued pressure on net investment income caused by nonperforming investments, mostly related to energy, we have agreed to waive incentive fees to help support distribution coverage. Management, which as a group is the Company's largest shareholder, continues to be focused on doing the right thing and maintaining proper alignment with shareholders.

32. On March 8, 2016, Capitala filed an Annual Report on Form 10-K with the SEC, announcing the Company's financial and operating results for the quarter and fiscal year ended December 31, 2015 (the "2015 10-K"). The 2015 10-K was signed by Defendants Alala and Arnall. The 2015 10-K also contained signed certifications pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") by Defendants Alala and Arnall attesting to the accuracy of financial reporting, the disclosure of any material changes to the Company's internal controls over financial reporting, and the disclosure of all fraud.

33. The 2015 10-K stated the following regarding Capitala Investment Advisors:

OUR INVESTMENT ADVISOR

We are managed by the Investment Advisor, whose investment team members have significant and diverse experience financing, advising, operating and investing in smaller and lower middle-market companies. Moreover, *our Investment Advisor's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring 114 portfolio companies totaling more than $980 million of invested capital from 2000 through December 31, 2015.* The Investment Advisor's investment team also manages CapitalSouth Partners SBIC Fund IV, L.P. ("Fund IV"), a private investment limited partnership providing financing solutions to companies that generate between $5 million and $50 million in annual revenues and have between $1 million and $5 million in annual EBITDA. Fund IV had its first closing in March 2013 and obtained SBA approval for its SBIC license in April 2013. In addition to Fund IV, affiliates of the Investment Advisor manage several affiliated funds. We will not coinvest in transactions with other entities affiliated with the Investment Advisor unless we obtain an exemptive order from the SEC, for which we have applied, or do so in accordance with existing regulatory guidance. We do not expect to make co-investments, or otherwise compete for investment opportunities, with Fund IV because its focus and investment strategy differ from our own.

Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, president, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as thirteen other investment professionals.

Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in smaller and lower middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

(Emphasis added.)

34.   The 2015 10-K also stated the following regarding its dependence on

Capitala Investment Advisors to attract and retain professional talent:

Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.

Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which it competes for experienced personnel, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, have greater resources than it will have.

(Emphasis added.)

35.   On March 8, 2016, the Company also filed its annual proxy statement on Form DEF 14A with the SEC (the "2016 Proxy"), which stated the following regarding Capitala Investment Advisor:

On September 24, 2013, the Company entered into an Investment Advisory Agreement with our Investment Advisor, which was initially approved by the Board of Directors of the Company on June 10, 2013. Unless earlier terminated in accordance with its terms, the Investment Advisory Agreement will remain in effect if approved annually by our Board of Directors or by a majority of our outstanding voting securities, including, in either case, by a majority of our noninterested directors. The Investment Advisory Agreement was reapproved by the Board of Directors of the Company, including by a majority of our non-interested directors, on August 6, 2015. Subject to the overall supervision of our Board, our Investment Advisor manages our day-to-day operations, and provides investment advisory and management services to us. In its consideration of the re-approval of the Advisory Agreement, the Board of Directors focused on information it had received relating to, among other things:

- the nature, quality and extent of the advisory and other services to be provided to us by Capitala Investment Advisors;

- *comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives;*

- *our historical and projected operating expenses and expense ratio compared to BDCs with similar investment objectives;*

- any existing and potential sources of indirect income to Capitala Investment Advisors or Capitala Advisors Corp. from their relationships with us and the profitability of those relationships, including through the Advisory Agreement and the Administration Agreement;

11

- ***information about the services to be performed and the personnel performing such services under the Advisory Agreement;***
- the organizational capability and financial condition of Capitala Investment Advisors and its affiliates;

- Capitala Investment Advisors' practices regarding the selection and compensation of brokers that may execute our portfolio transactions and the brokers' provision of brokerage and research services to Capitala Investment Advisors; and

- the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

(Emphasis added.)

36.   On March 7, 2017, Capitala filed an Annual Report on Form 10-K with the SEC, announcing the Company's financial and operating results for the quarter and fiscal year ended December 31, 2016 (the "2016 10-K"). The 2016 10-K was signed by Defendants Alala and Arnall. The 2016 10-K also contained signed SOX certifications by Defendants Alala and Arnall attesting to the accuracy of financial reporting, the disclosure of any material changes to the Company's internal controls over financial reporting, and the disclosure of all fraud.

37.   The 2016 10-K stated the following regarding Capitala Investment Advisors:

OUR INVESTMENT ADVISOR

We are managed by the Investment Advisor, whose investment team members have significant and diverse experience financing, advising, operating and investing in lower middle-market and middle-market companies. Moreover, ***our Investment Advisor's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring 121 portfolio companies totaling more than $1.1 billion of invested capital from 2000 through December 31, 2016.*** The Investment Advisor's investment team also manages CapitalSouth Partners SBIC Fund IV, L.P. ("Fund IV"), a private investment limited partnership providing financing solutions to smaller and lower middle-market companies. Fund IV had its first closing in March 2013 and obtained SBA approval for its SBIC license in April 2013. In addition to Fund IV, affiliates of the Investment Advisor may manage several affiliated funds whereby institutional limited partners in Fund IV have the opportunity to co-invest with Fund IV in portfolio investments. An affiliate of the Investment Advisor also manages Capitala Private Credit Fund V, L.P. ("Fund V"); a private investment limited partnership providing financing solutions to the lower middlemarket and traditional middle-market. The Investment Advisor and its affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole and in part, with ours. To the extent permitted by the 1940 Act and interpretation of the SEC staff, the Investment Advisor and its affiliates may determine that an investment is appropriate for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, the Investment Advisor or its affiliates may determine that we should invest side-by-side with one or more other funds. Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the Investment Advisor's allocation procedures. We do not expect to make co-investments, or otherwise compete for investment opportunities, with Fund IV because its focus and investment strategy differs from our own. However, we do expect to make, and have made, co-investments with Fund V given its similar investment strategy.

On September 10, 2015, we, Fund II, Fund III, Fund V, and the Investment Advisor filed an application for exemptive relief with the SEC to permit an investment fund and one or more affiliated investment funds, including future affiliated investment funds, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under the 1940 Act. On June 1, 2016, the SEC issued an order permitting this relief. This exemptive relief is subject to certain conditions designed to ensure that the participation by one investment fund in a co-investment transaction would not be on a basis different from or less advantageous than that of other affiliated investment funds.

Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a member of the Board and a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam

Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as eleven other investment professionals.

Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in lower middle-market and traditional middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

(Emphasis added.)

38.   The 2016 10-K also stated the following regarding its dependence on

Capitala Investment Advisors to attract and retain professional talent:

Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.

Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which the Investment Advisor competes for experienced personnel, including investment funds (such as private equity funds, credit funds and mezzanine funds) and traditional financial services companies, have greater resources than the Investment Advisor has.

39.   On March 20, 2017, the Company also filed its annual proxy statement on

Form DEF 14A with the SEC (the "2017 Proxy"), which stated the following regarding

Capitala Investment Advisor:

The Investment Advisory Agreement was re-approved by the Board of Directors of the Company, including by a majority of our non-interested directors, at an in-person meeting held on August 4, 2016. In its consideration of the re-approval of the Investment Advisory

Agreement, the Board of Directors reviewed a significant amount of information and considered and concluded, among other things:

- The nature, extent and quality of advisory and other services provided by Capitala Investment Advisors, including information about the investment performance of the Company relative to its stated objectives and in comparison to the performance of the Company's peer group and relevant market indices, and concluded that such advisory and other services are satisfactory and the Company's investment performance is reasonable;

- ***The experience and qualifications of the personnel providing such advisory and other services, including information about the backgrounds of the investment personnel, the allocation of responsibilities among such personnel and the process by which investment decisions are made, and concluded that the investment personnel of Capitala Investment Advisors have extensive experience and are well qualified to provide advisory and other services to the Company;***

- ***The current fee structure, the existence of any fee waivers, and the Company's anticipated expense ratios in relation to those of other investment companies having comparable investment policies and limitations, and concluded that the current fee structure is reasonable;***

- The advisory fees charged by Capitala Investment Advisors to the Company and comparative data regarding the advisory fees charged by other investment advisers to business development companies with similar investment objectives, and concluded that the advisory fees charged by Capitala Investment Advisors to the Company are reasonable;

- ***The direct and indirect costs, including for personnel and office facilities, that are incurred by Capitala Investment Advisors and its affiliates in performing services for the Company and the basis of determining and allocating these costs, and concluded that the direct and indirect costs, including the allocation of such costs, are reasonable;***

- ***Possible economies of scale arising from the Company's size and/or anticipated growth, and the extent to which such economies of scale are reflected in the advisory fees charged by Capitala Investment Advisors to the Company, and concluded that some economies of scale may be possible in the future;***

- Other possible benefits to Capitala Investment Advisors and its affiliates arising from their relationships with the Company, and concluded that any such other benefits were not material to Capitala Investment Advisors and its affiliates; and

- Possible alternative fee structures or bases for determining fees, and concluded that the Company's current fee structure and bases for determining fees are satisfactory.

(Emphasis added.)

40.   The statements referenced in ¶¶ 31-39 above were materially false and/or misleading because they misrepresented and/or failed to disclose the following adverse facts pertaining to the Company's business, operational and financial results, which were known to Defendants or recklessly disregarded by them. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) Capitala Investment Advisors had been losing professional talent in both underwriting and portfolio management due to the waiving of its incentive fee; (ii) such loss of talent negatively impacted the quality of the Company's investment portfolio; and (iii) as a result, Capitala's public statements were materially false and misleading at all relevant times.

The Truth Begins to Emerge

41.   On August 7, 2017, the Company issued a press release during aftermarket hours announcing its results for the second quarter of 2017. The Company disclosed that that six of its investments were on non-accrual status— twice as many as in the previous quarter.

42.   On August 8, 2017, the Company held an earnings conference call for the second quarter of 2017. During the call, Defendant Alala revealed that the Company had been losing professional talent due to the waiving of the incentive fee, stating in part:

> As far as waive, we've waived million [sic] since we first announced it early 2016. We always want to look at the waiver as an alignment

vehicle but we also need to realize that you have to have a cohesive team to address some issues. ***So we did experienced some slight professionals in '15 and '16 when we began waiving fees.*** We have recently, over the past few months, re-staffed six to seven people that we just announced last week or two. And we actually have plans to add more to the portfolio side. So we will always look at the waiver in sort of a best interest mindset. ***But sometimes the best interest is to commit more resources to maybe the portfolio and doing things that's going to grow NAV and ultimately grow earnings versus waiving fees and been short-term focus.*** So we'll look at it. But like you said, we didn't have any fee to waive this quarter. But we'll look it at on a quarter-by-quarter basis. But ultimately, we got to make a decision on what is the best use of our limited resources and how is that ultimately going to affect our NAV and our earnings, because you don't want to be short sighted there.

(Emphasis added.)

43.   During the call, Defendant Alala also acknowledged that the rising number of nonaccrual investments was connected to the loss in underwriting and portfolio management talent in the following exchange with an analyst:

Ryan Lynch

And then moving to just the underwriting process and maybe even portfolio management. I mean, in the past, maybe two years ago, call it, some of the credit issues were primarily surrounding energy investment as you look at the current non-accruals today, is a pretty wide variety of mix of different industries. And Jack you talked about there are couple, maybe one-off type events that resulted in these individual companies going on non-accrual. But if you step back and look at several different investments in several different industries on non-accrual today. ***So I just wanted to have you guys give some commentary on, are there any changes that you guys are internally reviewing about the investment process that can help prevent some of these non-accruals, going forward?*** I know you guys hired, I think, six new folks a month ago or so, so any commentary or color if you can provide on the investment process. How you guys are internally looking at that, given the current non-accrual situation, any improvements you guys are looking to make to that?

Joe Alala

I'm going to answer the first part and then Jack to the second part. ***The first part is, and this goes back to your comment on fee waiver. It is always unintended consequence of sometimes pursuing what you think is a right action. When we begin waive of fees, we did lose significant loss of professionals in both underwriting and portfolio***

17

that mainly occurs in the '15 through when we start hiring again last December. So we did have a drain of talent, a lot of people that had underwritten some deals, were no longer at the firm.

So we have overhauled our entire investment process from underwriting to, which is involved of active portfolio management. And we did that and we beefed-up all the thresholds that we just announced. *And we've changed all our internal processes. And big part of the change we have add bodies to it to make it work which we have done. But we have basically changed all of our processes, improved and added the bodies to and then committed the resources to them.* And with that, what would you add to that Jack?

(Emphasis added.)

44.   Following these news, shares of the Company fell $3.82 per share, or approximately 30%, over the next three trading days to close at $8.99 per share on August 10, 2017, damaging investors.

45.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's common shares, Plaintiff and other Class members have suffered significant losses and damages.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

46.   Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise acquired Capitala common shares traded on the NASDAQ during the Class Period (the "Class"); and were damaged upon the revelation of the alleged corrective disclosures. Excluded from the Class are Defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal

representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

47.   The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Capitala common shares were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Capitala or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

48.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

49.   Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

50.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

- whether the federal securities laws were violated by Defendants' acts as alleged herein;

- whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the financial condition, business, operations, and management of Capitala;

- whether Defendants caused Capitala to issue false and misleading financial statements during the Class Period;

- whether Defendants acted knowingly or recklessly in issuing false and misleading financial statements;

- whether the prices of Capitala securities during the Class Period were artificially inflated because of Defendants' conduct complained of herein; and

- whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

51.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

52.   Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

- the omissions and misrepresentations were material;

- Capitala common shares are traded in efficient markets;

- the Company's shares were liquid and traded with moderate to heavy volume during the Class Period;

- the Company traded on the NASDAQ, and was covered by multiple analysts;

- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's common shares; and

- Plaintiff and members of the Class purchased and/or sold Capitala common shares between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

53.   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

54.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

COUNT I

Violation of Section 10(b) of The Exchange Act and Rule 10b-5
Against All Defendants

55.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

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56.   This Count is asserted against Capitala and the Individual Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

57.   During the Class Period, Capitala and the Individual Defendants, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

58.   Capitala and the Individual Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they:

- employed devices, schemes and artifices to defraud;
- made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or
- engaged in acts, practices and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of Capitala common shares during the Class Period.

59.   Capitala and the Individual Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of Capitala were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or

documents as primary violations of the securities laws. These Defendants by virtue of their receipt of information reflecting the true facts of Capitala, their control over, and/or receipt and/or modification of Capitala allegedly materially misleading statements, and/or their associations with the Company which made them privy to confidential proprietary information concerning Capitala, participated in the fraudulent scheme alleged herein.

60.   Individual Defendants, who are the senior officers and/or directors of the Company, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and intended to deceive Plaintiff and the other members of the Class, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other Capitala personnel to members of the investing public, including Plaintiff and the Class.

61.   As a result of the foregoing, the market price of Capitala common shares was artificially inflated during the Class Period. In ignorance of the falsity of Capitala's and the Individual Defendants' statements, Plaintiff and the other members of the Class relied on the statements described above and/or the integrity of the market price of Capitala common shares during the Class Period in purchasing Capitala common shares at prices that were artificially inflated as a result of Capitala's and the Individual Defendants' false and misleading statements.

62.   Had Plaintiff and the other members of the Class been aware that the market price of Capitala common shares had been artificially and falsely inflated by Capitala's and the Individual Defendants' misleading statements and by the material adverse information which Capitala's and the Individual Defendants did not disclose, they would not have purchased Capitala's common shares at the artificially inflated prices that they did, or at all.

63.   As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

64.   By reason of the foregoing, Capitala and the Individual Defendants have violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder and are liable to the plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchase of Capitala common shares during the Class Period.

COUNT II

Violation of Section 20(a) of The Exchange Act Against The Individual Defendants

65.   Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

66.   During the Class Period, the Individual Defendants participated in the operation and management of Capitala, and conducted and participated, directly and indirectly, in the conduct of Capitala's business affairs. Because of their senior positions,

they knew the adverse non-public information regarding the Company's inadequate internal safeguards in data security protocols.

67.   As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to Capitala's financial condition and results of operations, and to correct promptly any public statements issued by Capitala which had become materially false or misleading.

68.   Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which Capitala disseminated in the marketplace during the Class Period. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause Capitala to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were "controlling persons" of Capitala within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of Capitala common shares.

69.   By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by Capitala.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

A.   Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

B.   Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C.   Awarding Plaintiff and the other members of the Class prejudgment and post- judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

D.   Awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: January 3, 2018

Respectfully submitted,

POMERANTZ LLP

By: */s/ Jennifer Pafiti*
Jennifer Pafiti (SBN 282790)
468 North Camden Drive
Beverly Hills, CA 90210
Telephone: (818) 532-6499
E-mail: jpafiti@pomlaw.com

POMERANTZ, LLP
Jeremy A. Lieberman
J. Alexander Hood II
600 Third Avenue, 20th Floor
New York, New York 10016
Telephone: (212) 661-1100
Facsimile:(212) 661-8665

E-mail: jalieberman@pomlaw.com
E-mail: ahood@pomlaw.com

POMERANTZ LLP
Patrick V. Dahlstrom
Ten South La Salle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184
E-mail: pdahlstrom@pomlaw.com

BRONSTEIN, GEWIRTZ & GROSSMAN, LLC
Peretz Bronstein
60 East 42nd Street, Suite 4600
New York, NY 10165
(212) 697-6484
E-mail: peretz@bgandg.com

Attorneys for Plaintiff

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Submission Date

2017-12-28 17:06:50

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

1.   I make this declaration pursuant to Section 27(a)(2) of the Securities Act of 1933 ("Securities Act") and/or Section 21D(a)(2) of the Securities Exchange Act of 1934 ("Exchange Act") as amended by the Private Securities Litigation Reform Act of 1995.

2. I have reviewed a Complaint against against Capitala Finance Corp. ("Capitala" or the "Company"), as well as media and analyst reports about the Company. Plaintiff believes and authorizes the filing of a comparable complaint on my behalf.

3. I did not purchase or acquire Capitala securities at the direction of plaintiffs' counsel or in order to participate in any private action arising under the Securities Act or Exchange Act.

4.   I am willing to serve as a representative party on behalf of a Class of investors who purchased or acquired Capitala securities during the class period, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action.

5. To the best of my current knowledge, the attached sheet lists all of my transactions in Capitala securities during the Class Period as specified in the Complaint.

6.   During the three-year period preceding the date on which this Certification is signed, I have not sought to serve as a representative party on behalf of a class under the federal securities laws.

7.   I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

8.   I declare under penalty of perjury that the foregoing is true and correct.

Name

Print Name

Stephanie Sandifer

Acquisitions

Configurable list (if none enter none)


(see attached)



(see attached)

Sales

Documents & Message

Your Message

(redacted)

Signature



Full Name

Stephanie Sandifer

(redacted)



CAPITALA FINANCE CORPORATION (CPTA)   **Sandifer, Stephanie**

LIST OF PURCHASES AND SALES

DATE	PURCHASE OR SALE	NUMBER OF SHARES/UNITS	PRICE PER SHARES/UNITS
5/19/2016	Purchase	100	$13.1600
9/8/2016	Purchase	742	$14.9800
11/1/2016	Purchase	23	$12.8400
1/12/2017	Purchase	865	$13.7200
1/17/2017	Purchase	270	$13.8600
4/20/2017	Purchase	270	$14.0700
5/10/2017	Purchase	32	$13.5200
7/10/2017	Purchase	2,900	$13.1600

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF NORTH CAROLINA
CHARLOTTE DIVISION
CIVIL ACTION NO. 3:18-CV-063-MOC-DCK

STEPHANIE SANDIFER, Individually and
On Behalf of All Others Similarly Situated,

                Plaintiff,

      v.

CAPITALA FINANCE CORP., JOSEPH B.
ALALA III, and STEPHAN A. ARNALL,

             Defendants.

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<u>NOTICE OF VOLUNTARY DISMISSAL WITHOUT PREJUDICE</u>

TO: ALL PARTIES AND THEIR COUNSEL OF RECORD

WHEREAS, no defendant in the above-captioned action, *Sandifer v. Capitala Finance Corp. et al.*, 3:18-cv-00063-MOC-DCK, brought before the United States District Court for the Western District of North Carolina, has served an answer or motion for summary judgment;

NOTICE IS HEREBY GIVEN that, pursuant to Federal Rule of Civil Procedure 41(a)(1)(A), plaintiff Stephanie Sandifer hereby voluntarily dismisses the above-captioned action, without prejudice, as to all defendants.

Dated: February 28, 2018   Respectfully submitted,

   /s/ William E. Moore, Jr.
N.C. Bar No. 9962
Gray, Layton, Kersh, Solomon, Furr, & Smith, P.A.
516 South New Hope Road, Post Office Box 2636
Gastonia, NC 28053
Phone: (704) 865-4400
Fax: (704) 866-8010
E-mail: bmoore@gastonlegal.com
LCvR 83.1(B)(1) Local Counsel for Plaintiff

POMERANTZ LLP
Jeremy A. Lieberman
J. Alexander Hood II
600 Third Avenue, 20th Floor
New York, New York 10016
Telephone: (212) 661-1100
Facsimile: (212) 661-8665
Email: jalieberman@pomlaw.com
ahood@pomlaw.com
Counsel for Plaintiff (Pro Hac Vice)

CERTIFICATE OF SERVICE

I hereby certify that on February 28, 2018, I electronically filed a Notice of Appearance with the

Clerk of Court using the CM/ECF system which has sent notification of such filing to the

following:

B. Warren Pope
King & Spalding, LLP
1180 Peachtree Street, N.E.
Atlanta, GA 30309
404-572-4897
Fax: 404-572-5100
Email: wpope@kslaw.com

Bethany Marie Rezek
King & Spalding, LLP
1180 Peachtree Street, N.E.
Atlanta, GA 30309
404-572-4728
Fax: 404-572-5139
Email: brezek@kslaw.com

Bradley Jason Lingo
King & Spalding LLP
300 South Tryon Street, Suite 1700
Charlotte, NC 28202
704-503-2573
Fax: 704-503-2622
Email: blingo@kslaw.com

Jennifer Taylor Stewart
King and Spalding LLP
633 West 5th Street, Suite 1700
Los Angeles, CA 90071
213-443-4355
Fax: 213-443-4310
Email: jstewart@kslaw.com

This the 28th day of February, 2018.

s/ William E. Moore, Jr.
N.C. Bar No. 9962
Gray, Layton, Kersh, Solomon, Furr, & Smith, P.A.
516 South New Hope Road, Post Office Box 2636
Gastonia, NC 28053
Phone: (704) 865-4400
Fax: (704) 866-8010
E-mail: bmoore@gastonlegal.com
LCvR 83.1(B)(1) Local Counsel for Plaintiff

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cc: **POMERANTZ, LLP** *via email*

        Jennifer Pafiti
        (SBN 282790)
        468 North Camden Drive
        Beverly Hills, CA 90210
        Telephone: (818) 532-6499
        E-mail: jpafiti@pomlaw.com

        J. Alexander Hood II
        600 Third Avenue, 20th Floor
        New York, NY 10016
        Telephone: (212) 661-1100
        Facsimile: (212) 661-8665
        E-mail: ahood@pomlaw.com

&
        Jeremy Allan Lieberman
        Pomerantz Haudek Grossman & Gross LLP
        100 Park Avenue 26th Floor
        New York, NY 10017
        Telephone: (212) 661-1100
        Fax: (212) 661-8665
        Email: jalieberman@pomlaw.com
        Attorneys for Plaintiff (Pro Hac Vice)

4